SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  ____________________________________________

                        SCHEDULE 13D/A4 (Amendment No. 4)
                    Under the Securities Exchange Act of 1934

                       Bioject Medical Technologies, Inc.
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                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0905T-10-7
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000


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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 19, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  0905T-10-7
----------------- --------------------------------------------------------------
      (1) NAME OF REPORTING PERSONS
          Elan Corporation, plc
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          N/A
----------------- --------------------------------------------------------------
      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions) (a) [ ]
                             (b) [ ]
----------------- --------------------------------------------------------------
      (3) SEC USE ONLY

----------------- --------------------------------------------------------------
      (4) SOURCE OF FUNDS WC
----------------- --------------------------------------------------------------
      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
----------------- --------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
----------------- --------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              None
                  ------ -------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               2,889,270
                  ------ -------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             None
                  ------ -------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         2,889,270
----------------- --------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,889,270
----------------- --------------------------------------------------------------
      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
----------------- --------------------------------------------------------------
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.6% (based on 13,530,137 shares of Common Stock outstanding on February 23, 2004, as reported in the annual report on Form 10-K filed by the Issuer on March 24, 2004, plus 505,334 shares of Common Stock issuable upon exercise of the Warrants)
----------------- --------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON CO
----------------- --------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  0905T-10-7
----------------- --------------------------------------------------------------
      (1) NAME OF REPORTING PERSONS Elan International Services, Ltd.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          N/A
----------------- --------------------------------------------------------------
      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions) (a) [ ]
                        (b) [ ]
----------------- --------------------------------------------------------------
      (3) SEC USE ONLY

----------------- --------------------------------------------------------------
      (4) SOURCE OF FUNDS WC
----------------- --------------------------------------------------------------
      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
----------------- --------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
----------------- ------ -------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              None
                  ------ -------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               2,889,270
                  ------ -------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             None
                  ------ -------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         2,889,270
----------------- --------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,889,270
----------------- --------------------------------------------------------------
      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
----------------- --------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.6% (based on 13,530,137 shares of Common Stock
            outstanding on February 23, 2004, as reported
            in the annual report on Form 10-K filed by the Issuer on March
            24, 2004, plus 505,334 shares of Common Stock issuable upon exercise of the Warrants)
----------------- --------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON CO
----------------- --------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  0905T-10-7
--------------------------------------------------------------------------------
      (1)  NAME OF REPORTING PERSONS Elan Pharmaceutical Investments,
           Ltd.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
           N/A
----------------- --------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions) (a) [ ]
                         (b) [ ]
----------------- --------------------------------------------------------------
      (3) SEC USE ONLY

----------------- --------------------------------------------------------------
      (4) SOURCE OF FUNDS WC
----------------- --------------------------------------------------------------
      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
----------------- --------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
----------------- ------ -------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              None
                  ------ -------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               2,889,270
                  ------ -------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             None
                  ------ -------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         2,889,270
----------------- --------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,889,270
----------------- --------------------------------------------------------------
      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
----------------- --------------------------------------------------------------
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.6% (based on 13,530,137 shares of Common Stock
           outstanding on February 23, 2004, as reported
           in the annual report on Form 10-K filed by the Issuer on March
           24, 2004, plus 505,334 shares of Common Stock issuable upon exercise of the Warrants)
----------------- --------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON CO
----------------- --------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 15, 1997, as amended by the
Schedule 13D/A1 filed with the Commission on January 15, 2003, as amended by the
Schedule 13D/A2 filed with the Commission on February 10, 2004 (the "Schedule 13D") and as amended by Schedule 13D/A3 filed with the Commission on April 5, 2004, by Elan Corporation, plc ("Elan"), Elan International Services, Ltd. ("EIS") and Elan Pharmaceutical Investments, Ltd. ("EPIL"), relating to the common stock, no par value (the "Common Stock"), of Bioject Medical Technologies, Inc., an Oregon corporation (the "Issuer"), whose principal offices are located at 211 Somerville Road (Route 202 North), Bedminster, New Jersey 07921.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Elan and EIS (indirectly through their ownership of EPIL) and EPIL (directly) are the beneficial owners of 2,889,270 shares of Common Stock, representing 20.6% of the outstanding shares of Common Stock (based on 13,530,137 shares of Common Stock outstanding on February 23, 2004, as reported in the annual report on Form 10-K filed by the Issuer on March 24, 2004, plus 505,334 shares of Common Stock issuable upon exercise of the Warrants).

     (b) Elan Corporation, plc and EIS (indirectly through their ownership of EPIL) and EPIL (directly) each have shared voting and dispositive power over 2,889,270 shares of Common Stock.

     (c) From April 5, 2004 through April 20, 2004, EPIL sold an aggregate of 161,000 shares of Common Stock in open market transactions as listed below:

       DATE OF SALE                AMOUNT               PRICE PER SHARE
       ------------                ------               ---------------

          4/5/04                   65,000                    $3.00
          4/6/04                   30,000                    $3.00
          4/7/04                   7,500                     $3.00
         4/13/04                   2,500                     $3.00
         4/15/04                   5,000                     $3.07
         4/16/04                   5,000                     $3.00
         4/19/04                    400                      $3.05
         4/19/04                    900                      $3.04
         4/19/04                   8,000                     $3.01
         4/19/04                   31,700                    $3.00

       DATE OF SALE                AMOUNT               PRICE PER SHARE
       ------------                ------               ---------------

         4/20/04                   5,000                     $3.00

     (d) None.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2004


                                 ELAN CORPORATION, PLC



                                 By:  /s/ William F. Daniel
                                      -------------------------------------
                                       Name:   William F. Daniel
                                       Title:  Company Secretary




                                 ELAN INTERNATIONAL SERVICES, LTD.



                                 By:  /s/ Kevin Insley
                                      --------------------------------------
                                       Name:   Kevin Insley
                                       Title:  President and Chief Financial
                                               Officer




                                 ELAN PHARMACEUTICAL INVESTMENTS, LTD.



                                 By:  /s/ Kevin Insley
                                      ---------------------------------------
                                       Name:   Kevin Insley
                                       Title:  President and Chief Financial
                                               Officer